EXHIBIT (a)(5)(ii)



                               ICAHN MANAGEMENT LP

December 27, 2005

Fairmont Hotels & Resorts Inc.
Law Department,
Canadian Pacific Tower
Suite 1600
TD Centre, P.O. Box 40
Toronto, ON  M5K 1B7

To the Board of Directors of Fairmont Hotels & Resorts Inc.:

We have reviewed the Board's Circular pursuant to which it recommended the rejection of our take over bid and tender offer. While we disagree with the Board's decision to reject the offer, we are pleased by the decision of the Board to actively explore alternatives to the offer and that the Special Committee of the Board has actually begun a transaction process by providing confidential financial, operating and other relevant information concerning Fairmont's business to interested third parties.

Like any other interested party, we would like the ability to participate in this process and to conduct a due diligence review of Fairmont's business. In this regard, we note that the price and terms of our current offer are based solely on publicly available information about Fairmont and reflects our inability to conduct a due diligence review prior to its commencement. Accordingly, if we are able to conduct such a due diligence review, we believe that we may be in a position to make an offer for the entire company at a substantially increased price. Among other things such a review would reduce the risk of the unknown. We continue to believe that Fairmont is currently undervalued.

As the Board recognized in the Board's Circular, the Board's duty is to act in the best interests of Fairmont and its shareholders. It is in the Board's interests and consistent with its fiduciary duties to conduct a competitive process and deliver the maximum value to shareholders. This cannot occur unless we are also permitted to participate in the process which you have established.

In addition, we note that the Board's Circular indicates that the current participants in the process have agreed to confidentiality and standstill agreements. We would also be willing to enter into a customary form of confidentiality agreement and a standstill agreement that would restrict our ability to purchase shares other than in connection with our existing offer. Also, as we indicated previously, we continue to be willing to discuss with you extending the length of our existing offer to accommodate a sale process.


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We look forward to working with you in accommodating our proposal.

Note that the foregoing is not a response to the Board's Circular in its entirety but merely a proposal to participate in the current process being conducted by the Special Committee. Accordingly, we reserve all rights to further respond to, and comment on, the Board's Circular.

Sincerely,


/s/ Carl C. Icahn

Carl C. Icahn